UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: February 25, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Fourth Quarter and Fiscal Year 2009 Results
Record Quarterly and Annual Shipments, Revenue and Gross Margin Achieved
Changzhou, China — February 24, 2010 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the fourth quarter and fiscal year 2009.
Fourth Quarter 2009 Financial and Operating Highlights
•	Solar module shipments were approximately 164 MW, compared to the Company’s previous guidance of 145 MW to 165 MW, representing an increase of 33.5% sequentially and 184.3% year-over-year

•	Net revenues were $313.3 million, an increase of 25.4% sequentially and 44.8% year-over-year

•	Gross margin was 32.6%, above the Company’s guidance of 25% to 27%, compared to 28.5% sequentially and 9.6% year-over-year

•	Operating income and operating margin were $64.4 million and 20.6%, respectively, compared to $45.5 million and 18.2%, respectively, in the third quarter of 2009

•	Net income was $49.2 million, compared to $40.1 million in the third quarter of 2009

•	Earnings per fully diluted American Depositary Share (“ADS”) were $0.74, compared to $0.65 in the third quarter of 2009
Full Year 2009 Results Financial and Operating Highlights
•	Solar module shipments were approximately 399MW, compared to the Company’s previous guidance of 380 MW to 400 MW, an increase of 98.5% from 2008

•	Total net revenues were $845.1 million, an increase of 1.6% from 2008

•	Gross profit was $237.2 million, an increase of 44.2% from 2008

•	Gross margin was 28.1%, compared to 19.8% in 2008

•	Net income for the full year was $97.6 million, an increase of 59.0% from 2008

•	Earnings per fully diluted ADS for 2009 were $1.68, compared to $1.20 in 2008
“We are highly pleased with our strong performance in the fourth quarter, which saw a record shipment volume highlighted by a gross margin that exceeded our previous guidance for the quarter,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.
“Our increased brand recognition and ongoing commitment to improving customer support in key areas resulted in the near doubling of our shipment volumes and a year-on-year revenue increase in 2009. Although significant ASP declines were felt across the industry, due to effective management and our strong execution capability, we achieved consistently healthy and expanding margins by streamlining our manufacturing processes, enhancing our supply chain, and implementing innovative technologies that improved our manufacturing efficiency.”

“In 2009, we also significantly strengthened our balance sheet through our successful follow-on offering in July, our recently announced five-year syndicated loan facility, and a continued focus on our operational cashflow, which together supported our market-driven capacity expansion.”
“Supported by our advanced Centre For Excellence, a quality test lab we inaugurated in 2009, we continue to advance our R&D program, improve our cell and module conversion efficiencies and bring new products to the market. Our technological improvements, combined with our recently launched East Campus manufacturing facility and our growing list of PV Park supply partners, put us in an advantageous position to meet the rigorous demands of our sector’s next growth phase.”
Recent Business Highlights
During the fourth quarter of 2009, the Company benefited from:
•	The successful commercial launch of its East Campus manufacturing operations, resulting from the Company’s 500 MW capacity expansion project

•	Capacity expansion to approximately 600 MW for each of cell and module productions and 500 MW for each of ingot and wafer productions as of December 31, 2009

•	Announced sales agreement to supply approximately 8 MW of PV modules products to the Chinese domestic market shipped in the fourth quarter of 2009

•	Announced sales agreements in Spain and Italy to supply approximately 120 MW PV modules in the first half of 2010

•	A five-year syndicated loan facility of approximately $304 million to support its East Campus capacity expansion project. The US dollar and Renminbi denominated loan facility will be used to finance the Company’s 500 MW capacity expansion project to be completed over the next three years. The syndicate of five domestic banks was led by Agricultural Bank of China and Bank of China

•	Announced the inauguration of Europe’s largest photovoltaic rooftop system with a capacity of 40MW. The system was built for a global logistics service provider with headquarters in Antwerp, Belgium.
Subsequent Events
Subsequent to the fourth quarter of 2009, the Company changed the ratio of its ordinary shares to ADSs from one hundred (100) ordinary shares to one ADS to fifty (50) ordinary shares to one ADS, which resulted in the same effect as a two-for-one ADS split. As a result, the EPS figures for all prior periods have been adjusted to reflect this ADS ratio change.
In January 2010, the Company’s European subsidiary obtained a Euro 100 million loan facility from a Chinese domestic bank with a term of 15 years. The facility can be drawn down in the event that the Company requires financing in connection with certain downstream projects in Europe. We believe our participation in such projects will enable us to provide value-added services to select customers. The facility is guaranteed by the Company’s operating subsidiary in China. As of the date hereof, the Company has not utilized this loan facility.
Fourth Quarter 2009 Results
Net Revenues
Trina Solar’s net revenues in the fourth quarter of 2009 were $313.3 million, an increase of 25.4% sequentially and an increase of 44.8% year-over-year. Total shipments were 163.7 MW, compared to the Company’s previous guidance of 145 MW to 165 MW, versus 122.6 MW in the third quarter of 2009 and 57.6 MW in the fourth quarter of 2008. The sequential increase in total shipments was primarily due to increased demand in European markets, due, in part, to improved PV system purchase financing conditions in major European markets and increased year-end demand to install new PV systems ahead of annual feed-in tariff adjustments in January in established PV markets including Germany and Italy.
Gross Profit and Margin
Gross profit in the fourth quarter of 2009 was $102.2 million, compared to $71.1 million in the third quarter of 2009 and $20.8 million in the fourth quarter of 2008. Gross margin was 32.6% in the fourth quarter of 2009, compared to the Company’s previous guidance of 25% to 27%, and was primarily due to greater than anticipated silicon cost reduction as a result of renegotiated contracts and inventory management, and higher than anticipated ASP. The fourth quarter gross margin increased from 28.5% in the third quarter of 2009 and 9.6% in the fourth quarter of 2008. The year-over-year increase in gross margin was primarily due to the Company’s favorable reduction of its silicon purchase price and non-silicon manufacturing costs relative to module ASP decline. The Company continued its focused efforts to reduce its manufacturing cost per watt through ongoing efficiency gains linked to its lean manufacturing initiatives and improved supply chain management. The Company achieved additional yield enhancements in our manufacturing techniques involving proprietary processes for our ingot, wafer, cell and module manufacturing, and higher cell conversion efficiencies.
Operating Expense, Income and Margin
Operating expenses in the fourth quarter of 2009 were $37.8 million, an increase of 47.5% sequentially and 123.0% year-over-year. The Company’s operating expenses represented 12.1% of its fourth quarter net revenues, an increase from 10.3% in the third quarter of 2009 and 7.8% in the fourth quarter of 2008. The sequential percentage increase was primarily due to the Company’s write-off of doubtful receivables in the fourth quarter, while the yearly percentage increase was primarily due to ASP declines in 2009, and was net of expense-control measures taken by the Company. Operating expenses in the fourth quarter of 2009 include a $6.0 million doubtful receivables write-off primarily related to the collectability of one European customer and one supplier, compared to $3.6 million in the third quarter. Operating expenses in the fourth quarter of 2009 also include $1.2 million in share-based compensation expenses, compared to $1.2 million in the third quarter of 2009 and $1.0 million in the fourth quarter of 2008.
As a result of the foregoing, operating income in the fourth quarter of 2009 was $64.4 million, compared to $45.5 million in the third quarter of 2009 and $3.9 million in the fourth quarter of 2008. Operating margin was 20.6% in the fourth quarter of 2009, compared to 18.2% in the third quarter of 2009 and 1.8% in the fourth quarter of 2008.
Net Interest Expense
Net interest expense in the fourth quarter of 2009 was $6.9 million, compared to $5.9 million in the third quarter of 2009 and $6.5 million in the fourth quarter of 2008. The sequential year-over-year increases were due to additional bank borrowings to support the Company’s announced capacity expansion.
Foreign Currency Exchange
The Company had a loss in foreign currency exchange of $2.6 million in the fourth quarter of 2009, which was net of changes in fair value of derivative instruments. This compares to a net gain of $7.9 million in the third quarter of 2009 and a net gain of $2.1 million in the fourth quarter of 2008. This net loss was primarily due to the depreciation of the Euro against the U.S. dollar in the fourth quarter, which was partially offset by the gain from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.
The Company continued foreign currency hedging during the fourth quarter of 2009 using foreign currency forward contracts between the Euro and the U.S. dollar, with the goal of mitigating the effects of exchange rate volatility.

Net Income and EPS
Net income was $49.2 million in the fourth quarter of 2009, an increase from $40.1 million in the third quarter of 2009 and compared to a $0.7 million loss in the fourth quarter of 2008. Net income includes the impact of an approximately $6.0 million of doubtful receivables write-off and a net foreign currency exchange loss of $2.6 million.
Net margin was 15.7% in the fourth quarter of 2009, compared to 16.1% in the third quarter of 2009 and negative 0.3% in the fourth quarter of 2008.
Earnings per fully diluted ADS were $0.74. The effects of the net fourth quarter foreign currency exchange loss and the doubtful receivables write-off were approximately $0.04 and $0.09, respectively, per fully diluted ADS.
Full Year 2009 Results
For 2009, net revenues were $845.1 million, an increase of 1.6% from $831.9 million in 2008, primarily due to increased shipments that offset decreased ASP. Total shipments were 399.0 MW, an increase of 98.5% from 201.0 MW in 2008. Gross profit for 2009 was $237.2 million, an increase of 44.2% from $164.4 million in 2008. Gross margin was 28.1% in 2009, compared to 19.8% in 2008. The gross margin increase was primarily due to decreases in silicon purchase prices and reductions in non-silicon manufacturing cost per watt in 2009.
Operating income for 2009 was $135.4 million, up 35.4% from $100.0 million in 2008. Operating margin was 16.0% in 2009, compared to 12.0% in 2008.
Net income was $97.6 million, an increase of 59.0% from 2008. Net margin was 11.6% in 2009, compared to 7.4% in 2008. The net margin increase was primarily due to the Company’s improved gross margin in 2009.
Earnings per fully-diluted ADS for 2009 were $1.68, an increase of 39.3%, compared to $1.20 per fully diluted ADS for the full year 2008.
Financial Condition
As of December 31, 2009, the Company had $478.1 million in cash and cash equivalents and restricted cash. The Company’s working capital balance was $412.1 million. Total bank borrowings stood at $449.9 million, of which $182.5 million were long-term borrowings. The Company reduced its short-term borrowings by $89.5 million to approximately $267 million in the fourth quarter.
Shareholders’ equity was $677.2 million, an increase from $626.1 million at the end of the third quarter of 2009.
The Company increased the size of its foreign currency hedging program during the fourth quarter of 2009 involving forward currency contracts between the Euro and the U.S. dollar, with the goal to mitigate the effects of exchange rate volatility.
First Quarter and Fiscal Year 2010 Guidance
For the first quarter of 2010, the Company expects to ship between 180 MW to 190 MW of PV modules. The Company believes gross margin for the first quarter will likely be between 26% and 28%.
For the full year of 2010, the Company expects total PV module shipments between 750 MW to 800 MW, representing an increase of 88% to 100% from 2009.
Operations and Business Outlook for 2010
Non-Silicon Cost Reduction
In the fourth quarter of 2009, the Company’s non-silicon manufacturing cost for its core raw materials to module production was approximately $0.78 per watt, a sequential reduction of $0.04. By the year end of 2010, the

Company expects further reduction to reach approximately $0.70 through the continuation of technology and manufacturing process improvements, including supply chain and logistics management initiatives currently under testing or development.
Silicon Procurement
Through the Company’s diversified range of short, medium, and long-term supply contracts, which include agreements entered into in the first quarter of 2007, the Company will continue to maintain competitive silicon costs relative to the current market price.
Capacity Expansion
To meet expected demand for its PV solar modules, the Company expects to expand its annualized cell and module production capacity to between 850 MW and 950 MW by the end of 2010. The Company will expand its capacity at its new East Campus manufacturing facility, where commercial operations commenced in the fourth quarter of 2009.
Cell Technology and Product Development Update
The Company is currently improving its cell manufacturing processes, which include passivation and metallization techniques for its PV manufacturing processes. The Company expects to enhance its cell efficiencies for monocrystalline and multicrystalline cells by the end of 2010 to up to 19.5% and 18.0%, respectively, on a test production line basis, compared to 18.8% and 17.5%, respectively, in December 2009.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on February 24, 2010, to discuss the results for the quarter ended December 31, 2009. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, and Thomas Young, Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 543-03953.
If you are unable to participate in the call at this time, a replay will be available on February 24 at 10:00 a.m. ET, through March 9, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 543-03953.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)

	Three Months	Three Months	Three Months	Year ended
	ended Dec 31,	ended Sept 30,	ended Dec 31,	December 31,
	2009	2009	2008	2009	2008

Net revenues	$313,271	$249,750	$216,338	$845,136	$831,901
Cost of revenues	211,073	178,677	195,535	607,982	667,459

Gross profit	102,198	71,073	20,803	237,154	164,442

Operating expenses
Selling expenses	12,722	8,295	5,348	30,940	20,302
General and administrative expenses	23,061	15,828	11,313	65,406	41,114
Research and development expenses	1,987	1,481	278	5,439	3,039
Total operating expenses	37,770	25,604	16,939	101,785	64,455

Operating income	64,428	45,469	3,864	135,369	99,987
Exchange gain or (loss)	(8,284)	12,154	3,209	9,958	(11,802)
Interest expenses	(7,200)	(6,178)	(7,011)	(25,737)	(23,937)
Interest income	253	268	544	1,667	2,944
Gain (loss) on change in fair value of derivative	5,719	(4,247)	(1,067)	(1,590)	(1,067)
Other income	1,883	839	1	2,613	(156)

Income (loss) before income taxes	56,799	48,305	(460)	122,280	65,969
Income tax expenses	(7,637)	(8,200)	(213)	(24,696)	(4,609)

Net income (loss) from continuing operations	49,162	40,105	(673)	97,584	61,360

Net income (loss)	$49,162	$40,105	$(673)	$97,584	$61,360

Earnings (loss) per ADS — post share split (1)
Basic	0.81	0.71	(0.01)	1.79	1.23
Diluted	0.74	0.65	(0.01)	1.68	1.20
Weighted average ADS outstanding — pre share split
Basic	30,364,438	28,350,368	25,072,075	27,242,033	25,012,027
Diluted	34,673,093	32,478,303	25,072,075	31,315,228	26,907,234
Weighted average ADS outstanding — post share split
Basic	60,728,876	56,700,735	50,144,151	54,484,067	50,024,054
Diluted	69,346,186	64,956,606	50,144,151	62,630,455	53,814,468

(1)	All EPS figures shown reflect ADS ratio change effective January, 2010

Trina Solar Limited
Unaudited Consolidated Balance Sheets
(US dollars in thousands)

	December 31,	September 30,	December 31,
	2009	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$406,058	$346,824	$132,224
Restricted cash	72,006	37,943	44,991
Marketable securities	4,034	4,479	—
Inventories	81,154	62,987	85,687
Accounts receivable, net	287,950	288,962	105,193
Current portion of advances to suppliers	41,303	39,231	42,247
Prepaid expenses and other current assets, net	35,012	19,933	9,541

Total current assets	927,517	800,359	419,883
Property, plant and equipment	476,858	417,470	357,594
Prepaid land use rights	27,423	27,564	26,915
Advances to suppliers — long-term	105,188	116,440	130,352
Deferred tax assets	9,926	7,699	2,808
Other noncurrent assets	1,786	1,962	2,564

TOTAL ASSETS	$1,548,698	$1,371,494	$940,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$267,428	$356,944	$248,558
Accounts payable	186,535	146,007	62,504
Income tax payable	12,874	12,593	3,649
Accured expenses and other current liabilities	48,564	34,410	21,003

Total current liabilities	515,401	549,954	335,714
Long-term bank borrowings	182,516	24,308	14,631
Convertible note payable	135,123	134,655	133,248
Accrued warranty costs	21,023	17,626	12,473
Other noncurrent liabilities	17,410	18,893	10,993

Total liabilities	871,473	745,436	507,059

Ordinary shares	35	35	30
Additional paid-in capital	455,453	453,473	308,898
Retained earnings	210,297	161,135	112,713
Other comprehensive income	11,440	11,415	11,416

Total shareholders’ equity	677,225	626,058	433,057

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,548,698	$1,371,494	$940,116

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com